Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust Announces Second Quarter Conference Call

CALGARY, August 6, 2009 (TSX - PWT.UN; NYSE - PWE) - Penn West Energy Trust is scheduled to release its second quarter results on Wednesday, August 12, 2009 before markets open. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

Date:	Wednesday, August 12, 2009

Time:	10:00 a.m. MDT

Call:	416-340-8018 (Toronto)
866-223-7781 (North American toll-free)

Replay:	416-695-5800, pass code 2024822
800-408-3053, pass code 2024822
(recording available to August 19, 2009)

Webcast:	http://events.onlinebroadcasting.com/pennwest/081209/index.php

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com
Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com